Exhibit 99.2

AGENDA

ANNUAL GENERAL MEETING OF SHAREHOLDERS

OF CNH INDUSTRIAL N.V. (THE “COMPANY”)

TO BE HELD ON WEDNESDAY, APRIL 16, 2014 AT 12:00 P.M. CET

AT HILTON HOTEL AMSTERDAM, APOLLOLAAN 138, 1077 BG

IN AMSTERDAM, THE NETHERLANDS

1.	OPENING

2.	ANNUAL REPORT 2013

a.	Application of the remuneration policy in 2013 (discussion)

b.	Policy on additions to reserves and on dividends (discussion)

c.	Adoption of the 2013 Annual Financial Statements (voting)

d.	Determination and distribution of dividend (voting)

e.	Release from liability of the executive directors and the non-executive directors of the Board (voting)

3.	RE-APPOINTMENT OF THE EXECUTIVE DIRECTORS AND THE NON-EXECUTIVE DIRECTORS

a.	Re-appointment of Sergio Marchionne (voting)

b.	Re-appointment of Richard J. Tobin (voting)

c.	Re-appointment of John P. Elkann (voting)

d.	Re-appointment of Mina Gerowin (voting)

e.	Re-appointment of Maria Patrizia Grieco (voting)

f.	Re-appointment of Léo W. Houle (voting)

g.	Re-appointment of Peter Kalantzis (voting)

h.	Re-appointment of John B. Lanaway (voting)

i.	Re-appointment of Guido Tabellini (voting)

j.	Re-appointment of Jacqueline Tammenoms Bakker (voting)

k.	Re-appointment of Jacques Theurillat (voting)

4.	REMUNERATION FOR THE EXECUTIVE AND NON-EXECUTIVE DIRECTORS

a.	Adoption of the remuneration policy for the executive directors and the non-executive directors (voting)

b.	Approval of an equity incentive plan in which employees and executive directors may participate (voting)

5.	DELEGATION TO THE BOARD OF THE AUTHORITY TO ACQUIRE COMMON SHARES IN THE CAPITAL OF THE COMPANY (VOTING)

6.	CLOSE OF MEETING

EXPLANATORY NOTES TO THE AGENDA

Item 1: Opening

The chairman of the meeting will open the Annual General Meeting of Shareholders.

Item 2: Annual Report 2013

2a Application of the remuneration in 2013 (discussion)

The director’s remuneration report for 2013 is contained in the Company’s Annual Report. For further details on the remuneration of the Company’s directors please refer to the “Remuneration of Directors” section of the Annual Report.

2b Policy on additions to reserves and on dividends (discussion)

Subject to the adoption of the 2013 Annual Financial Statements (inclusive of both Consolidated and Statutory Financial Statements) by the General Meeting of Shareholders and in accordance with article 22, paragraph 3, of the articles of association of the Company, the Board proposes to distribute a dividend in cash corresponding to around 34% of 2013 consolidated net income attributable to the owners of the parent, after allocation of the relevant amount to the special voting shares dividend reserve in accordance with article 22, paragraph 4, of the articles of association and to allocate the remaining amount of net profits of the Company to the Company’s retained earning reserve. This dividend proposal is in line with the dividend policy adopted by Fiat Industrial S.p.A. (the former holding company of the Group and one of the two legal predecessors of the Company).

2c Adoption of the 2013 Annual Financial Statements (voting)

The Chairman will give a presentation of the development of the business and results achieved in 2013. Further, the Report on Operations will be discussed, for which reference is made to the relevant sections of the Annual Report.

The Company’s 2013 Annual Financial Statements have been drawn up by the Board and audited by Ernst & Young Accountants LLP, the Netherlands, who have issued an unqualified opinion. It is proposed that the 2013 Annual Financial Statements are adopted by the Annual General Shareholders’ Meeting.

2d Determination and distribution of dividend (voting)

The Board recommends a dividend of EUR 0.20 per common share and this means that the 2013 total dividend will amount to approximately EUR 270,000,000.

The common shares in the capital of the Company will be quoted ex-dividend on April 22, 2014. The record date for the dividend will be April 24, 2014, and the dividend will be payable on April 30, 2014.

2e Release from liability of the executive directors and the non-executive directors (voting)

The General Meeting of Shareholders is requested to release the executive directors from liability for their management insofar as such management is apparent from the financial statements or otherwise disclosed to the general meeting prior to the adoption of the annual accounts and to release the non-executive directors from liability for their supervision insofar as such supervision is apparent from the financial statements or otherwise disclosed to the general meeting prior to the adoption of the annual accounts.

Item 3: Re-appointment executive directors and non-executive directors

3a Re-appointment of Sergio Marchionne (voting)

3b Re-appointment of Richard J. Tobin (voting)

Pursuant to article 13, paragraph 3 of the articles of association of the Company, the term of office of the executive directors and the non-executive directors will expire on the day the first annual General Meeting of Shareholders is held in the following calendar year. Each executive director and each non-executive director may be re-appointed at any subsequent General Meeting of Shareholders. Both executive directors and all non-executive directors are eligible and have stated their willingness to accept a re-appointment.

The Board believes that the contribution and performance of both executive directors seeking re-appointment at the Annual General Meeting of Shareholders continue to be effective, and that they each demonstrate commitment to their respective roles in the Company. Accordingly, the Board recommends to re-appoint Sergio Marchionne and Richard J. Tobin as executive directors.

The relevant biographical details and curriculum vitae of each nominee is available for inspection at the offices of the Company as well as on the Company’s website (www.cnhindustrial.com).

3c Re-appointment of John P. Elkann (voting)

3d Re-appointment of Mina Gerowin (voting)

3e Re-appointment of Maria Patrizia Grieco (voting)

3f Re-appointment of Léo W. Houle (voting)

3g Re-appointment of Peter Kalantzis (voting)

3h Re-appointment of John B. Lanaway (voting)

3i Re-appointment of Guido Tabellini (voting)

3j Re-appointment of Jacqueline Tammenoms Bakker (voting)

3k Re-appointment of Jacques Theurillat (voting)

Likewise, the Board believes that the contribution and performance of the non-executive directors seeking re-appointment at the Annual General Meeting of Shareholders continue to be effective, and that they each demonstrate commitment to their respective roles in the Company. Accordingly, the Board recommends to re-appoint John P. Elkann, Mina Gerowin, Maria Patrizia Grieco, Léo W. Houle, Peter Kalantzis, John B. Lanaway, Guido Tabellini, Jacqueline Tammenoms Bakker and Jacques Theurillat as non-executive directors.

The relevant biographical details and curriculum vitae of each nominee is available for inspection at the offices of the Company as well as on the Company’s website (www.cnhindustrial.com).

Item 4: Remuneration for the executive and non-executive directors

4a Adoption of the remuneration policy for the executive directors and the non-executive directors (voting)

The proposed remuneration policy for the executive and non-executive directors is included in our financial statements for 2013 and it is available on the Company’s website (www.cnhindustrial.com).

4b Approval of an equity incentive plan in which employees and executive directors may participate (voting)

•	The CNH Industrial N.V. Equity Incentive Plan (the “EIP”) is an umbrella program defining the terms and conditions for any subsequent long term incentive program.

•	The EIP authorizes 25 million shares over a five-year period, of which a maximum of 7 million would be authorized for awards to Executive Directors.

•	Senior management believes that this is an appropriate number of shares that will enable us to grant equity as a portion of employee compensation

•	Equity-based compensation is important to our company, generally providing employees with long-term exposure to our performance, aligning employees’ interests with those of our shareholders and discouraging imprudent risk-taking.

•	Senior management anticipates that the majority of equity awards under the EIP will be performance share units/RSUs/stock options.

•	The EIP also includes several features designed to protect shareholder interests and to reflect our remuneration policy and our compensation practices.

•	Double-Trigger Change in Control Provisions: A “change of control” occurs and the employees employment is terminated involuntarily within 24 months following the change of control.

•	No Discounted Options: Stock options and stock appreciation rights may not be granted with exercise prices lower than the fair market value of the underlying shares on the date of grant.

•	Dividend Equivalents: No payment of dividend equivalents unless performance criteria associated with an award are satisfied.

•	No Transferability: Awards generally may not be transferred other than by will or the laws of descent and distribution.

•	Clawback: Retroactive adjustments and reimbursement provisions apply if any cash or equity incentive award is predicated upon achieving financial results and the financial results were subject to an accounting restatement.

Summary of Material Terms of the EIP

•	Purpose. The purpose of the plan is to set forth principles and rules, which govern the grant of stock-based awards to top performers and key leaders of CNH Industrial in order to foster a strong performance culture and to align the interests of management and shareholders.

•	Types of Awards. The EIP provides for grants of the following specific types of awards (each, an Award and, collectively, Awards). Each Award will be evidenced by an award agreement, which will govern that Award’s terms and conditions.

•	Stock Options. An option entitles the recipient to purchase a Common Share at an exercise price specified in the Award Agreement (including through a cashless exercise). The EIP permits grants of stock options that qualify as “incentive stock options” under United States Internal Revenue Code and nonqualified stock options. Options will become exercisable as and when specified in the Award Agreement but not later than 10 years after the date of grant.

•	Stock Appreciation Rights (SARs). A SAR may entitle the recipient to receive Common Shares or cash on the exercise date having a value equal to the excess of market value of the underlying Common Shares over the grant price specified in the Award Agreement. SARs will become exercisable as and when specified in the Award Agreement but not later than 10 years after the date of grant.

•	RSUs. An RSU is an unfunded, unsecured obligation to deliver Common Shares at a future date upon satisfaction of the conditions specified in the Award Agreement.

•	Restricted Stock. Restricted Stock is a Common Share that is registered in the recipient’s name, but that is subject to transfer restrictions and may be subject to forfeiture or vesting conditions for a period of time as specified in the Award Agreement.

•	Performance Shares or Performance Share Units (PSUs). Performance Share and PSUs are unfunded, unsecured obligations to deliver Common Shares upon satisfaction of performance criteria over the performance period.

•	Other Stock-Based Awards. Other stock-based awards that are payable in cash, Common Shares or any combination thereof subject to the terms and conditions established by the Compensation Committee.

•	Eligibility. The EIP permits grants of Awards to any current or prospective executive director, officer or employee of, or service provider to, CNH Industrial.

•	Term. The EIP will terminate at, and no more Awards will be permitted to be granted thereunder ten years after its adoption by the Board of Directors of CNH Industrial. The termination of the EIP will not affect previously granted Awards.

•	Administration. The EIP will be administered by the Compensation Committee (and those to whom it or the Board delegates authority). The Compensation Committee (referred to as the “Committee” in this summary) will make all determinations in respect of the EIP.

•	Shares Available Under the Plan. Up to 25 million Common Shares may be delivered pursuant to Awards granted under the EIP. These shares may be newly issued shares or treasury shares. Each Award or Common Share underlying an Award will count as one Common Share for these purposes. If any Award granted under the EIP is settled in cash or forfeited, otherwise terminates or is cancelled without the delivery of Common Shares, then the shares covered by such forfeited, terminated or cancelled Award will again become available to be delivered pursuant to Awards granted under the EIP. Common Shares that are surrendered or withheld from any Award (including to satisfy federal, state, local or foreign taxes) or shares of Common Stock are tendered to pay the exercise price of any Award granted under the EIP will not be deemed to be stock available for Awards under the EIP.

•	Performance Criteria. The EIP provides that the Committee may grant an Award that is subject to the achievement of one or more objective performance goals, which may be based on business criteria. The EIP contains a broad range of financial measures that the Committee can use when establishing performance goals. Historically, trading profit and trading cash flow has been the prevalent performance goals.

•	Adjustment Provisions. In the event of any increase or decrease in the number of issued Common Shares resulting from certain corporate transactions that affect the capitalization of CNH Industrial, the Committee will equitably adjust the number of shares of Common Stock issuable under the EIP and the terms of any outstanding Awards in such manner as it deems appropriate to prevent the enlargement or dilution of rights. Additionally, in the event of a merger or consolidation transaction there shall be substituted, on an equitable basis, the merger consideration for each award.

•	Amendment and Termination. The Board or the Committee may, at any time, amend or terminate the EIP in any respect whatsoever; however, unless expressly provided in the Award Agreement, no such action shall reduce the amount of any existing award or change the terms and conditions of the Award without the participant’s consent. In general, we will seek shareholder approval of any suspension, discontinuance, revision or amendment only to the extent necessary to comply with any applicable law, rule or regulation.

•	Double-Trigger Change in Control. No acceleration, lapse or deemed satisfaction of any outstanding Award may occur with respect to a Change in Control unless (in addition to any other conditions set forth in the Award Agreement):

•	the Change in Control occurs; and

•	the recipient’s employment is involuntarily terminated (other than for Cause) within 24 months following the Change in Control.

“Change in Control” is defined in the EIP and generally means the acquisition of 50% of CNH Industrial’s voting stock or a merger or asset transaction involving 50% of the gross market value of all of the assets of CNH Industrial.

“Cause” is defined further defined in the EIP.

•	No Transferring Awards. No Award granted to any person under the EIP may be transferred other than by will or by the laws of descent and distribution, and each Stock Option and SAR shall be exercisable during the life of the recipient only by the recipient or by the recipient’s personal representative. The Committee may adopt procedures pursuant to which some or all of a recipient may transfer some or all of his or her Stock Options through a gift for no consideration to charity or to any immediate family member or a trust for the benefit of such immediate family members.

•	Clawback. The Committee may make retroactive adjustments to and the participant shall reimburse CNH Industrial for any cash or equity incentive compensation paid to the participant where such compensation was predicated upon the achievement of financial results that were substantially the subject of an accounting restatement and it is determined that the participant would otherwise would not have been paid such compensation.

•	Deferral of Awards. The Committee may, except in the case of Stock Options and SARs, require or permit a participant to defer amounts or stock that would have otherwise been paid or delivered to the participant upon exercise or settlement of an award.

•	Dividend Equivalents. A dividend equivalent right represents an unfunded and unsecured promise to pay to the recipient an amount equal to all or any portion of the regular cash dividends that would be paid on a specified number of Common Shares if those shares were owned by the recipient. The Committee may grant a dividend equivalent right in connection with an Award. Under the EIP, no payments will be made in respect of dividend equivalent rights at a time when any applicable performance goals relating to the Award have not been satisfied.

•	Governing Law. The EIP will be governed the laws of the State of Delaware of the United States of America.

•	Ratification. The EIP approval serves as ratification of the resolutions adopted by the shareholders meeting of the Company before the merger being effective as to the roll over of the equity incentives granted to both executive directors by the predecessors companies.

Item 5: Delegation to the Board of the authority to acquire shares in the Company (voting)

In accordance with article 7 of the articles of association of the Company, it is proposed to grant the Board the authority to acquire common shares in its own capital through stock exchange trading or otherwise, for a period of 18 months from the date of the Annual General Meeting of Shareholders and therefore up to and including October 15, 2015.

The maximum number of common shares the Company may hold in its own capital, shall not exceed and the delegation to the Board is therefore limited to a maximum of up to 10% of the issued common shares on April 16, 2014. The delegation of authority therefore relates to common shares, at a price not exceeding 10% of the market price of such common shares on the NYSE (the New York Stock Exchange) and/or the MTA (Mercato Telematico Azionario); the market price being the average of the highest price on each of the five days of trading prior to the date of acquisition, as shown in the Official Price List of the selected stock exchange.

Item 6: Close of meeting

The chairman of the meeting will close the Annual General Meeting of Shareholders. Final greetings.

WE ARE NOT ASKING FOR YOUR PROXY. THIS IS NOT A PROXY STATEMENT NOR A SOLICITATION OF PROXIES. THE COMMON SHARES AND SPECIAL VOTING SHARES OF CNH INDUSTRIAL N.V. ARE EXEMPT FROM THE PROXY RULES OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934.